centrica
[redacted] the essentials

02 OCT 25 AM 9:30

02055407

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	25 October, 2002
			82-4578
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Eileen Baker	**No. of pages** (incl. this one)	3

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended recipient, or a person responsible for delivering it to the intended recipient, you are not authorised to and must not disclose, copy, distribute, or retain this message or any part of it.

SUPPL

Please find following a Stock Exchange Announcement recently released.

PROCESSED
NOV 04 2002
THOMSON FINANCIAL

Regards

Eileen Baker

dlw 10/29

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica
taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

25 October, 2002

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc – Appointment of Non-Executive Director - Robert G Tobin

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

24th October 2002

Centrica plc is pleased to announce that Mr Robert G Tobin has been appointed a Non-Executive Director of the Company, effective 1st January 2003.

This appointment will bring Mr Tobin's considerable experience and knowledge of the North American retail market to the Centrica board at a time when the Group is growing its business in the United States and Canada.

A US citizen, Mr Tobin currently serves on the Supervisory Board of Royal Ahold NV, the Dutch international food retail and food service group, which operates in 25 countries. Until September 2001 Mr Tobin was the Chairman of Ahold USA, a subsidiary of Royal Ahold NV, and from 1998 to 2001 was President and Chief Executive Officer of Ahold USA. Since 2000 Mr Tobin has been Chairman of the Board of Directors of the Worldwide Retail Exchange whose members include Tesco, Marks and Spencer and Kingfisher.

The Centrica Chairman, Sir Michael Perry GBE, said: "Robert has extensive experience of international retail markets, in particular in the United States, which will be invaluable to us as we develop and grow our business in North America. His appointment will further strengthen and complement the composition of the Board."

In 2001, Mr Tobin became an Officer in the Order of Orange Nassau, the highest Dutch Civilian Order of Merit.

In 1996 he endowed the Robert G Tobin Professor of Food Marketing Chair at Cornell University, from where he graduated in Agricultural Economics in 1960.

Note: There are no disclosures to be made under paragraph 6.F.2(b) to (g) of the Listing Rules.

Enquiries:

Centrica Investor Relations: 01753 494900
Centrica Media Relations: 01753 494085